This Form CB contains 39 pages, including all exhibits.

05059897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Takara Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Takara Co., Ltd.
19-16, Aoto 4-chome, Katsushika-ku,
Tokyo, 125-8503, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
AUG 24 2005
THOMSON
FINANCIAL

Takara Co., Ltd.
19-16, Aoto 4-chome, Katsushika-ku,
Tokyo, 125-8503, Japan
Tel: 81-3-33603-2131
Ryozo Kubo
Chief of Finance & Accounting and Operating Officer

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 22, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of the Notice of the Extraordinary Meeting of General Shareholders of Takara Co., Ltd. disseminated to shareholders, dated August 22, 2005.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Notice of the Extraordinary Meeting of General Shareholders.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), Takara Co., Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Takara Co., Ltd. will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Takara CO., Ltd.

By: N. Okude

Name: Nobuyuki Okude
Title: President & CEO
Date: August 22, 2005

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of the Notice of the Extraordinary Meeting of General Shareholders of Takara Co., Ltd. disseminated to shareholders, dated August 22, 2005.

Exhibit 1

8

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

(Translation)

August 22, 2005

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company would hereby like to inform you that the extraordinary general meeting of shareholders will be held as follows, and would be grateful if you could attend the meeting.

Those who will not be able to attend the meeting on the day are kindly requested to consider appended "Reference Material for Exercising Voting Rights" and indicate on the voting form enclosed herewith your approval or disapproval of the matters to be resolved, and return the form with your seal affixed.

Yours faithfully,
Nobuyuki Okude, *President and CEO*
TAKARA Co., Ltd.
4-19-16 Aoto, Katsushika-ku, Tokyo

1. Date and Time:	Tuesday, September 6, 2005, from 10:00 a.m.
2. Venue:	*Nishiki,* 4th floor, Tokyo Marriott Hotel Kinshicho Tobu 1-2-2 Kinshi, Sumida-ku, Tokyo Note: The venue is different from that of the general meeting of shareholders that was held this year.
3. Meeting Agenda:	
Items to be resolved	
Agenda Item 1:	Approval of merger agreement between the Company and TOMY Company, Ltd. Please see appended "Reference Material for Exercising Voting Rights" (from page 2 to 29).
Agenda Item 2:	Issuance of new shares through a third-party allocation Please see appended "Reference Material for Exercising Voting Rights" (page 30).

* Shareholders are requested to submit the appended voting form at the reception desk on the above-mentioned date.
This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

Reference Documents for the Exercise of Voting Rights

1. Total number of shareholders' voting rights: 902,778

2. Agenda and reference matters

Agenda Item 1. Approval of the merger agreement between Takara Co., Ltd. and TOMY Company, Ltd.

1. Reasons for the merger

   Takara Co., Ltd. and TOMY Company, Ltd. have agreed to merge on March 1, 2006 and signed the merger agreement on August 5, 2005 in an egalitarian spirit of mutual respect for each other's history and corporate culture, embracing a common vision of becoming the No. 1 company in the toy industry.

   TOMY Company, Ltd.'s corporate management resources are focused on toy-related operations, and the company retains many of Japan's top toy brands, including Tomica (diecast cars), PLARAIL (plastic trains), ZOIDS, Pokémon, Disney, Thomas the Tank Engine and others. TOMY Company, Ltd. also engages in a wide range of toy-related operations under the "TOMY" brand in international markets.

   The Company began joint business operations and established a capital alliance with Index Corporation in April 2005. The Company focuses on its toy operations and focuses its corporate management resources on the creation of content for the purpose of expanding its toy operations.

   The purpose of this merger is to strengthen the management fundamentals to better respond to changes in the business environment in a society with fewer children, advancing information technology (IT) and globalization. This purpose is accomplished by integrating the toy operations (core operations) of both companies, which enables them to develop attractive content by leveraging product development and marketing abilities in a complementary manner, to effectively use existing content, to expand the toy and entertainment businesses, and to improve profitability with synergistic effects of cost reductions—resulting from improved efficiency in various areas such as production, logistics, sales and administration. Also, the management fundamentals of the newly merged company will be enhanced by the consolidated strengths of The Company and TOMY Company, Ltd., and this new company will pursue a media mix strategy by leveraging the characters they have to become the No. 1 company in a wide assortment of business sectors, ranging from toys to general merchandise.

   We would greatly appreciate each shareholder's support in approving this agenda.

2. Contents of the merger agreement

   The following are the contents of the merger agreement as signed by the Company and TOMY Company, Ltd. on August 5, 2005.

Merger Agreement (Copy)

TOMY Company, Ltd. (hereinafter "TOMY") and Takara Co., Ltd. (hereinafter "Takara") shall enter into a merger agreement (hereinafter the "Agreement") as follows.

Article 1. Method of merger

TOMY and Takara shall merge their operations (hereinafter the "Merger") in an egalitarian spirit based on this Agreement. Under the Merger, TOMY shall survive and Takara shall be dissolved.

Article 2. Date of merger

The date of merger shall be March 1, 2006; provided, however, that such date may be changed upon consultation between TOMY and Takara where necessary in light of the status of the merger procedures.

Article 3. Revision of articles of incorporation due to the merger

TOMY shall revise Articles 1, 2, and 24 of its articles of incorporation as described in Attachment 1 due to the Merger (underlined portions indicate revised items). The revision to the articles of incorporation shall become effective on the date of merger.

Article 4. Issuance of new shares through a third party allocation by Takara before the date of merger

1. With regard to the issuance of new shares through a third party allocation described in this Article, Takara shall newly allot and issue 39,827,000 shares of common stock to Index Corporation and 22,415,000 shares of common stock to T2 Fund, Limited by September 28, 2005, on the condition that the approval of said allotment and issuance can be obtained by special resolution at Takara's shareholders' meeting as per Article 8. For said issuance of new shares, the issuing price shall be 156 yen per share, and the total amount of capital increase shall be 4,854,876,000 yen.
2. The Merger shall be executed on the condition that the issuance of new shares through a third party allocation in the preceding paragraph shall be executed legally.

Article 5. Split of shares by TOMY before the date of merger

1. TOMY shall, based on the resolution of its board of directors' meeting, conduct a two for one split of its common stock, effective November 21, 2005, for shareholders (hereinafter including substantial shareholders) and registered pledgees listed in the final list of shareholders (which hereinafter shall include the list of substantive shareholders) as of September 30, 2005, on the condition that the approval of the Merger can be obtained by special resolution at TOMY's and

Takara's shareholders' meeting as per Article 8.

2. TOMY shall, subject to split of shares in the preceding paragraph coming into effect on November 21, 2005, revise the total number of shares issued stipulated in article 5 of TOMY's articles of incorporation to 160 million shares.

Article 6. Shares to be issued for the merger

1. TOMY shall, under the Merger, issue 54,362,710 shares of common stock, and allot these shares to shareholders (including TOMY and Takara themselves) listed or recorded in Takara's final list of shareholders before the merger date at the ratio of 0.356 shares of TOMY's common stock for one share of Takara's common stock. The said merger ratio shall be calculated in consideration of the stock split in the preceding paragraph. However, any fractional shares resulting from the allotment shall be sold in their entirety, and the proceeds shall be proportionately distributed to their former owners.
2. All dividends on shares issued by TOMY as per Article 5, paragraph 1 and the preceding paragraph shall be calculated using October 1, 2005 as the origination date.

Article 7. Increase in capital and capital reserves

The amounts of capital and capital reserves to be increased by TOMY under the Merger shall be as follows, and profit reserves, voluntary reserves and other retained earnings shall not increase. However, TOMY and Takara may revise the said amounts through mutual consultation, depending on the status of Takara's assets and liabilities before the date of merger.

(1) Capital:	4,010,059,802 yen
(2) Capital reserve:	Excess amount as per Article 288-2, Paragraph 1, Item 5 of the Commercial Code

Article 8. Shareholders' meeting for the approval of the Merger

TOMY and Takara shall individually hold extraordinary general meetings of shareholders on September 6, 2005, to ask for the approval of the Agreement and for resolution on matters necessary for the Merger. However, the parties may revise this date through mutual deliberation, if necessary, depending on the progress of the merger procedures.

Article 9. Corporate assets succeeded

1. Takara shall transfer its assets, liabilities and all other rights and obligations to TOMY on the date of merger after making any adjustments of these assets, liabilities and all other rights and obligations pertaining to the period until the said date based on the balance sheet and other statements as of March 31, 2005, and TOMY shall acquire the said assets, liabilities as well as all other rights and obligations.

2. Takara shall clarify, by attaching separate statements, any changes of assets, liabilities and other rights and obligations having occurred during the period from April 1, 2005 to the date of merger.

Article 10. Due care and diligence

TOMY and Takara shall, until the date of merger after the conclusion of the Agreement, perform their operations, control and manage their respective assets with due care and diligence, and when performing any acts that may have a material effect on financial positions, operating results, cash flows and businesses (including acts not anticipated in the Agreement including any issuance of new shares or stock warrants/subscription rights, payment of dividends, acquisition of treasury shares, or such acts that may affect the merger ratio) or any other matters liable to have a material effect on the Merger, either party shall only perform such conduct after obtaining the prior consent of the other party. TOMY and Takara shall ensure that their own subsidiaries and affiliates, subject to a separate agreement between the parties, comply with the above provisions.

Article 11. Maximum amount of interim dividends prior to the merger date

1. TOMY may, by the date of merger, disburse dividends to shareholders and registered pledgees listed or recorded in TOMY's final list of shareholders as of September 30, 2005, but such disbursement shall be limited to 7.5 yen per common share, or 200 million yen in total.
2. Takara shall not disburse any interim dividends.

Article 12. Merger compensation

TOMY shall not pay any merger compensation under the Merger.

Article 13. Acceptance and treatment of employees

TOMY shall accept all employees of Takara as its employees on the date of merger, and TOMY and Takara shall separately determine the treatment of these employees through mutual consultation.

Article 14. Directors and corporate auditors that will assume office upon the conclusion of the Merger

1. New directors who assume office for TOMY at the conclusion of the Merger shall be as set down below. However, the point of their assuming office shall effectively be the date of merger, and their tenure shall be determined in accordance with Article 18, Paragraph 2 of TOMY's articles of incorporation.
   Keita Sato, Osamu Mashimo, Masami Ochiai, Haruyuki Niimi
2. New corporate auditors who assume office for TOMY at the conclusion of the Merger shall be as follows. However, the point of their assuming office shall effectively be the date of merger.
   Takeichi Nozawa, Shigeyuki Mito, Jun Nogami

3. TOMY shall, by the day before the merger, obtain letters of resignation, effective as of the day before the merger, from its directors (excluding Kantaro Tomiyama, Shiryo Okuaki, Toshiki Miura and Yasuyuki Watanabe) who assume office on the day before the merger.

Article 15. Severance payments for directors and corporate auditors

1. In accordance with its corporate standards, and subject to the approval at the extraordinary general meeting of shareholders as stipulated in Article 8, TOMY shall provide severance payments to any of its directors and corporate auditors who will retire from the positions of directors and corporate auditors of the company by the date of the merger.
2. TOMY and Takara shall not provide severance payments to those directors of Takara who do not assume office as directors of TOMY on the date of merger, and to those corporate auditors of Takara who do not assume office as corporate auditors of TOMY on the date of merger.
3. With regard to Takara's directors or corporate auditors who do assume office as TOMY's directors or corporate auditors at the conclusion of the Merger, the amounts of severance payable when they retire in the future shall be calculated based on standards specified by TOMY, and only their tenures as TOMY's directors or corporate auditors shall be considered for the said calculation. The tenures as Takara's directors or corporate auditors shall explicitly be excluded.

Article 16. Allocation of dissolution costs

TOMY shall bear all costs necessary for Takara's dissolution from the date of the merger.

Article 17. Submission of stock certificates

Takara's shareholders shall submit all stock certificates of Takara's shares by the day before the merger.

Article 18. Changing the merger conditions or cancellation of merger agreement

In case any of the following events occur during the period from the conclusion of this Agreement to the date of merger, TOMY and Takara may change the merger conditions or cancel the Agreement by mutual deliberation:

(1) When financial positions or business status of either party changes significantly due to natural disasters or other unforeseeable reasons;
(2) When extremely negative influences occur on consolidated financial positions, operating results, cash flows, businesses or future profit plans of either party (or post-merger TOMY);
(3) When any important matters are discovered that were not apparent during pre-merger due diligence conducted before the conclusion of the Agreement, that affect either party's financial positions, operating results, cash flows, businesses or

future profit plans;

(4) When conditions or restrictions are attached to the approval of the proper authorities specified by the law in a way that significantly deters from the achievement of the Merger's objectives; or

(5) When any other matters, with a materially detrimental effect on the execution of the Merger, or such that make the conclusion of the Merger extremely difficult, occur.

Article 19. Validity of the merger agreement

If the Agreement is not approved at the shareholder meetings of TOMY and Takara, or the approval of the proper authorities necessary for the execution of the Agreement as stipulated by law cannot be obtained, the Agreement shall be null and void.

Article 20. Matters not specified by the Agreement

TOMY and Takara shall determine any matters not specified by the Agreement, but necessary for the merger by mutual deliberation in accordance with the spirit of the Agreement.

In witness whereof, this merger agreement has been prepared in duplicate, signed and sealed by the parties, each of whom retaining one copy.

August 5, 2005

TOMY Company, Ltd.
Kantaro Tomiyama, President & CEO (Seal)
7-9-10 Tateishi, Katsushika-ku, Tokyo

Takara Co., Ltd.
Nobuyuki Okude, President & CEO (Seal)
4-19-16 Aoto, Katsushika-ku, Tokyo

Attachment 1

Articles of Incorporation

Article 1. Corporate name

The name of the Company shall be Kabushiki Kaisha Takara TOMY, and the English designation shall be TOMY Company, Ltd.

Article 2. Purposes

The purpose of the Company shall be to perform the following businesses.

(1) Planning, manufacturing and sales of toys, dolls, cards, games, toys with foods, play tools, rides for children and

(2) Planning, manufacturing and sales of plastic models, miniatures, fancy work products, and sets of industrial arts

(3) Planning, manufacturing and sales of sporting goods, textile goods for clothing, accessories, and watches

(4) Planning, manufacturing and sales of automotive goods and accessories

(5) Planning, manufacturing and sales of stationeries, daily necessaries and sundries, and foods

(6) Planning, production and sales of movies, video software, records, cassettes, DVDs, CDs, digital cameras, and TV game software

(7) Planning, publication and sales of printed matters such as books and magazines

(8) Planning, manufacturing and sales of optical machinery and equipment, electrical home appliances, educational equipment, and related software

(9) Planning, development, management and sales of computer information processing and related software, and related consulting

(10) Planning, development, manufacturing and sales of computer software, hardware, and peripheral equipment

(11) Planning, manufacturing, sales and leasing of video game machines

(12) Planning, manufacturing and sales of baby clothes, furniture, bedclothes, bathing and sanitary goods, baby foods, etc.

(13) Sales of insects, small animals, saltwater fishes, freshwater fishes, other pets, breeding equipment, and feed

(14) Planning, manufacturing and sales of cosmetics, quasi-drugs, medical equipment, health equipment, bath sundries, bath facilities, home alarm security systems, and beverage makers for beer, rough distilled spirits, coffee and juice

(15) Planning, manufacturing and sales of carpenter's kits, work tools, gardening tools, storage goods, interior decorations, camping goods, and fishing tackles

(16) Export and import of goods specified by the preceding items

(17) Acquisition of, obtaining permission to use, and buying and selling of patent rights, utility model rights, design rights, industrial property rights including trademark rights, copyrights, and commercialization rights

(18) Leasing of movables
(19) Planning, designing and management of events
(20) Management of amusement facilities including game machines, amusement machines, culture centers, and sports centers
(21) Planning and management of distribution systems
(22) Market survey and information provision services
(23) Advertising agency
(24) Management of toy shops, restaurants and beauty salons
(25) Coffee shop business
(26) Sales of cakes and Japanese-style confectionery
(27) Sales of fireworks
(28) Real estate leasing, guarding, security, maintenance, management and cleaning services
(29) Warehouse, freight transport and limited truck transport businesses
(30) Packaging and packing subcontractor businesses
(31) Planning for shops and show windows, and building displays
(32) Planning, manufacturing and sales of signs, signboards and related parts
(33) Surveying, planning and designing for the effective utilization of land and buildings, and related construction
(34) Planning, management and control of music schools
(35) Financial business
(36) The following activities entrusted by other companies and organizations:
1. Customer management
2. Reception
3. Processing of salary calculation, employee welfare, and insurance administration
4. Planning, collection, preparation, issuance and management of materials related to statistical management and public relations

(37) All activities incidental to the preceding items

Article 24. Number of corporate auditors
The maximum number of corporate auditors of the Company shall be six.

3. Relevant matters of reference for the merger agreement
(1) Revision of the articles of incorporation (Article 3 of the merger agreement)
(i) Reason(s) for the revision
Article 1. Corporate name
The corporate name shall change as a result of the merger.
Article 2. Purposes
As a result of the merger, some business purposes shall be added, and designations shall be revised, in accordance with the business descriptions of the merged companies.

Article 24. Number of corporate auditors

The number of corporate auditors shall change as part of improvements to the auditing system.

(ii) Details of change

The details of this change shall be elaborated on pages 8 to 9 of Attachment 1 of Article 3 of the merger agreement.

(2) Directors and corporate auditors who assume office at the conclusion of the merger (Article 13 of the merger agreement)

Directors who assume office at the conclusion of the merger shall be as follows.

Name (date of birth)	Concise personal history and positions as chief executives of other companies		Total share holdings	Special interests in the Company and in TOMY
Keita Sato (December 15, 1957)	Nov. 1999 Feb. 2000 Apr. 2005 May 2005	Advisor of the Company CEO and President of the Company Director and Chairman of the Company CEO and Chairman of the Company (current position) [Positions as Chief Executives of other companies] CEO and President of Choro-Q Motors Co., Ltd. CEO and President of Takaraindexlab. Co., Ltd.	Shares in the Company 151,840 Shares in TOMY Company, Ltd. -	None
Osamu Mashimo (July 13, 1963)	Apr. 1986 Apr. 2000 May 2001 Jun. 2001 Jun. 2003 Feb. 2004 Jun. 2004 Jan. 2005	Joined the Company General Manager of the BOYS Marketing Division of the Company Deputy General Manager of the Marketing Headquarters of the Company Director of the Company Managing Executive Officer of the Company CEO and President of Wako Corporation Director of the Company Director and Managing Executive Officer of the Company (current position)	Shares in the Company 2,000 Shares of TOMY Company, Ltd. -	None

Name (date of birth)	Concise personal history and positions as chief executives of other companies		Total share holdings	Special interests in the Company
Masami Ochiai (September 9, 1959)	Apr. 1983	Joined Nissho Iwai Co., Ltd.	Shares in the Company - Shares of TOMY Company, Ltd. -	None
	Jun. 1993	Representative Director and Executive Vice President of P.O.V Associates		
	Apr. 1997	CEO and President of Index Corporation		
	Dec. 2002	CEO and Chairman of Index Corporation (current position)		
	Jun. 2005	Director of the Company (current position)		
Haruyuki Niimi (April 5, 1936)	Jan. 1960	Joined Shell Sekiyu K.K.	Shares in the Company - Shares of TOMY Company, Ltd. 400	None
	Dec. 1979	Director of Shell Sekiyu K.K.		
	Jan. 1984	Managing Director of Shell Sekiyu K.K.		
	Jan. 1985	Managing Director of Showa Shell Sekiyu K.K.		
	Mar. 1993	Senior Managing Director of Showa Shell Sekiyu K.K.		
	Sep. 1993	Representative Director and Executive Vice President of Showa Shell Sekiyu K.K.		
	Mar. 1995	Representative Director and Chairman of Showa Shell Sekiyu K.K.		
	Mar. 1995	Director of Showa Yokkaichi Sekiyu Co., Ltd. (current position)		
	Feb. 1998	Representative Director, Chairman and President of Showa Yokkaichi Sekiyu Co., Ltd.		
	May 1998	Vice Chairman of Petroleum Association of Japan/Chairman of the Environmental Safety Committee (current position)		
	Jun. 2001	Director of Uyeno Transtech Co., Ltd. (current position)		
	Mar. 2002	Representative Director, Chairman and CEO of Showa Shell Sekiyu K.K. (current position)		
	Mar. 2003	Representative Director and Chairman of Showa Shell Sekiyu K.K. (current position)		
	May 2004	Co-chairman of the Environmental Safety Committee of Nippon Keidanren (current position)		
	Jun. 2004	Director of Nagase & Co., Ltd. (current position)		
	Jun. 2004	Director of TOMY Company, Ltd. (current position)		

(Note) Directors Masami Ochiai and Haruyuki Niimi, who assume office at the conclusion of the merger, satisfy the requirements as external directors in accordance with Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Corporate auditors who assume office at the conclusion of the merger are as follows.

Name (date of birth)	Concise personal history and positions as chief executives of other companies		Total share holdings	Special interests in the Company
Takeichi Nozawa (August 14, 1946)	Jun. 1996 Jun. 1999 Jun. 2001	Full-time Corporate Auditor of the Company Director, General Manager of Administration Headquarters and General Manager of Finance Division of the Company Full-time Corporate Auditor of the Company (current position)	Shares in the Company 2,000 Shares of TOMY Company, Ltd. -	None
Shigeyuki Mito (May 9, 1957)	Apr. 1989 Oct. 1990 Apr. 1999 Jun. 2002	Registered as an attorney-at-law with the Daiichi Tokyo Bar Association Joined TMI Associates Became a Partner of TMI Associates (Executive Partner) (current position) Corporate Auditor of the Company (current position)	Shares in the Company - Shares of TOMY Company, Ltd. -	None
Jun Nogami (November 26, 1957)	Oct. 1985 Jun. 1991 Oct. 1999 Jun. 2003	Joined Tadashi Nogami Registered Tax Accountant Office Registered as an tax accountant Corporate Auditor of Dreams Come True Co., Ltd. (current position) Corporate Auditor of the Company (current position)	Shares in the Company 5,000 Shares of TOMY Company, Ltd. -	None

(Note) Corporate auditors Shigeyuki Mito and Jun Nogami, who assume their office at the conclusion of the merger, satisfy the requirements as external corporate auditors in accordance with Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki-kaisha."

4. Explanation of the merger ratio as per Article 408-2, Paragraph 1, Item 2 of the Commercial Code

(1) Merger ratio

Company name	TOMY Company, Ltd. (to be survived)	Takara Co., Ltd. (to be dissolved)
Merger ratio	1	0.356

Shares are to be allotted at the ratio of 0.356 shares of TOMY Company, Ltd.'s common stock (after the stock split) for one share of Takara Co., Ltd.'s common stock. This is a result of making necessary adjustments to the merger ratio of 1:0.178 which is stated in the Agreement executed on May 13, 2005, accompanying the one-for-two share split undertaken by TOMY Company, Ltd.

(2) The basis for the calculation of the merger ratio
The Company and TOMY Company, Ltd. commissioned the services of impartial third parties Nikko Citigroup Limited and Nikko Cordial Corporation (hereinafter collectively referred to as "Nikko"), to calculate the merger ratio. Further, TOMY Company, Ltd. commissioned Daiwa Securities SMBC Co., Ltd., a third party institution, for the said calculation. TOMY Company, Ltd. and the Company determined the above merger ratio through mutual deliberation based on said calculation results.

(3) Calculation basis, methods and outcome by impartial third parties
Nikko based its assessment of TOMY Company, Ltd. and the Company on the analysis of market prices, adjusted net asset value and DCF, calculating the merger ratio by comprehensively considering these various findings.

(4) Number of new shares to be issued as a result of the merger (tentative)
Under the Merger, TOMY shall issue 54,362,710 shares of common stocks and shall allocate a number of 0.356 times the number of common stocks held by shareholders (including substantive shareholders) listed or recorded in the Company's final list of shareholders (including the list of substantive shareholders) (including both the Company and TOMY) as of the final date prior to the Merger. The origination date for dividends on said new shares shall be October 1, 2005.

5. The details of Takara's and TOMY's balance sheets and statements of income as per Article 408-2, Paragraph 1, Item 3and 5 of the Commercial Code
The balance sheets and statements of income of Takara Co., Ltd. and TOMY Company, Ltd. are as follows.

Non-consolidated Balance Sheet of the Company

(As of March 31, 2005)

(Unit: thousands of yen)

Assets		
Account titles	Amount	
Current assets		
Cash and cash equivalents		2,906,114
Trade notes receivable		965,547
Accounts receivable		4,383,872
Merchandise		4,269,610
Raw materials		262,422
Advance payment		1,628,824
Prepaid expenses		31,042
Short-term loans to affiliates		1,798,359
Other receivables		1,068,253
Derivative assets		111,426
Others		230,647
Allowance for doubtful receivables		(23,243)
Total current assets		17,632,878
Fixed assets		
Tangible fixed assets		
Buildings	5,789,107	
Accumulated depreciation	3,261,107	2,527,99
Structures	416,247	
Accumulated depreciation	360,652	55,595
Machinery	248,141	
Accumulated depreciation	187,603	60,537
Vehicles and delivery equipment	22,092	
Accumulated depreciation	12,997	9,095
Tools and fixtures	23,496,142	
Accumulated depreciation	21,157,311	2,338,830
Land		2,200,737
Construction in progress		262,500
Total tangible fixed assets		7,455,295
Intangible fixed assets		
Trademark rights		287
Software		868,967
Software in process		1,305,713
Others		8,417
Total intangible fixed assets		2,183,385
Investment and other assets		
Investments in securities		4,035,104
Shares of affiliates		12,774,370
Capital stock of affiliates		11,300
Long-term loans		5,476,147
Reorganization claims		28,298
Guarantee deposits (received)		289,316
Others		516,630
Allowance for doubtful receivables		(3,375,977)
Allowance for investment losses		(3,603,220)
Total investments and other assets		16,151,971
Total fixed assets		25,790,653
Total assets		43,423,531

Liabilities		
Account titles	Amount	
Current liabilities		
Trade notes payable		1,153,015
Accounts payable		2,125,588
Short-term loans		16,043,777
Current portion of long-term debt		190,000
Current portion of corporate bonds		7,000,000
Other payable		1,582,631
Accrued expenses		3,403,359
Accrued income taxes		70,352
Advance received		50,155
Deposit received		33,950
Allowance for bonuses		337,577
Notes payable-purchase of equipment		50,931
Others		41,014
Total current assets		32,082,353
Long-term liabilities		
Long-term debt		500,000
Deferred tax liabilities		570,882
Deferred taxes related to valuation of marketable securities		335,376
Allowance for retirement benefits		801,388
Guarantee deposits (received)		408,089
Total long-term liabilities		2,615,737
Total liabilities		34,698,090
Shareholders' equity		
Common stock		18,121,695
Capital surplus		
Capital reserves	5,595,180	
Total capital surplus		5,595,180
Retained earnings		
Legal reserve	13,450	
Voluntary reserve		
Special reserve	5,500,000	
Undisposed loss	20,016,592	
Total retained earnings		(14,503,142)
Loss on valuation of land		(1,238,508)
Gain on valuation of other securities		835,231
Treasury stock		(85,016)
Total shareholders' equity		8,725,440
Total liabilities and shareholders' equity		43,423,531

23

Non-consolidated Statement of Income of the Company

(For the fiscal year ended March 31, 2005)

(Unit: thousands of yen)

Account titles	Amount	
Net sales		45,606,272
Cost of sales		39,128,201
Gross profit		6,478,071
Selling, general and administrative expenses		16,888,386
Operating income		10,410,315
Non-operating income		
Interest income	40,288	
Dividend income	686,347	
Rent income	93,011	
Exchange gains	469,663	
Other non-operating income	18,969	1,308,280
Non-operating expenses		
Interest expense	86,246	
Bond interest	83,769	
Sales discount	54,546	
Other non-operating expenses	99,294	323,857
Ordinary loss		9,425,892
Extraordinary income		
Gains on sales of investments in securities	1,562,173	
Gains on reversals of allowance for doubtful receivables	30,649	
Gains on sales of golf club memberships	2,600	1,595,422
Extraordinary expenses		
Charges for allowance for investment losses	3,603,220	
Losses on valuation of shares of affiliates	1,454,797	
Losses on disposal of fixed assets	667,319	
Charges for allowance for doubtful receivables	3,294,964	
Additional severance for employees	320,070	
Losses on sales of golf club memberships	16,900	
Losses on sales outlet closure	102,113	9,459,384
Losses before income taxes		17,289,853
Corporate, inhabitant and business taxes	10,951	
Adjustment for income taxes	3,085,092	3,096,044
Net loss		20,385,898
Retained earnings brought forward		625,633
Write-down of land revaluation differences		(256,327)
Undisposed loss		20,016,592

Significant Accounting Policies

1. Valuation standards and methods for securities

(1) Shares of subsidiaries and affiliates:

Stated at cost based on the moving average method.

(2) Other securities

Marketable securities: Stated at fair value based on the market price at the end of the fiscal year (difference between the book value and the market value is included in shareholders' equity and sale costs are calculated by the moving average method).

Non-marketable securities: Stated at cost based on the moving average method.

2. Valuation standards and methods for derivatives

Stated at market value.

3. Valuation standards and methods for inventories

(1) Products: Stated at cost based on the periodic average method.

(2) Merchandise and raw materials: Stated based on the moving average method.

4. Depreciation and amortization of fixed assets

(1) Tangible fixed assets: Declining balance method

However, buildings (excluding building renovations) acquired from April 1, 1998 onwards are depreciated based on the straight-line method.

Major useful lives are as follows.

Buildings:	6-50 years
Other structures:	7-45 years
Machinery:	5-11 years
Vehicles and delivery equipment:	4-6 years
Tools and fixtures	2-20 years

(2) Intangible fixed assets: Stated based on the straight-line method.

Software (for internal use) is amortized according to the straight-line method based on an internally usable life of 5 years.

5. Deferred assets

Bond issue costs:

Bond issue costs are amortized in equal increments over 3 years in accordance with Article 39 of the Commercial Law Enforcement Regulation.

6. Basis for converting foreign currency assets and liabilities to Japanese currency

Foreign currency monetary claims and obligations are converted to Yen based on the spot exchange rate at the end of the fiscal year, and conversion difference is recorded as profit and loss.

7. Basis for posting allowances

(1) Allowance for doubtful receivables

To prepare for losses incurred through non-performing assets, the amount of potential loss is calculated based on historical loss ratios in the case of general receivables, and individual collectibility in the case of specific receivables such as claims to potentially bankrupt companies.

(2) Allowance for bonuses

To prepare for bonuses to be paid to employees, allowance for bonuses is provided based on an estimated payment amount for the period subject to retirement allowance payment.

(3) Allowance for severance benefits

To prepare for retirement benefits to employees, an estimated accrual amount at the end of the fiscal year is posted based on estimated amounts of retirement benefit obligations and pension assets at the end of the fiscal year.

Actuarial differences are expensed from the year after accrual based on the straight-line method using a certain period (10 years) within the employees' average remaining service period at the time of accrual.

(4) Allowance for investment losses

To prepare for losses on investments in affiliates, a necessary amount is posted considering the details of relevant assets.

8. Accounting for lease transactions

Finance lease transactions (other than those in which property rights of lease assets need be considered for transfer to the lessee) are treated as ordinary rental transactions.

9. Hedge accounting

(1) Hedge accounting method

Deferred hedge accounting is adopted. Forward exchange contracts are accounted for based on the allotment method when the requirement for such allotment is satisfied. Interest rate swap contracts are accounted for based on special method when the requirement for special method is satisfied.

(2) Hedging vehicles and items

Hedging vehicles: Forward exchange contracts, interest rate swaps

Hedging items: Accounts payable in foreign currencies, borrowings

(3) Hedging policies

The Company hedges risks of changes in interest rates arising from changes in market interest rates and exchange risks arising from changes in exchange rates, based on its internal rules, "Rules of handling derivative transactions" and "Guidelines for controlling market risks." Derivative transactions are controlled by the finance division, and are conducted within the ranges approved by the management meetings.

(4) Evaluation method for the effectiveness of hedges

As for interest rate swaps and forward exchange contracts for which the allotment method is adopted, contract amounts for hedging vehicles and important conditions for hedging items are the same, and it can be assumed that changes in cash flows and exchange rates can be completely offset at the commencement of the hedges and on a continuous basis thereafter. Accordingly, the evaluation of the effectiveness of hedges is omitted.

10. Accounting for sales/consumption taxes
Financial statements are prepared exclusive of sales/consumption taxes.

11. The Company adopts the "special rules for affiliates" in accordance with Article 48, Paragraph 1 of the Commercial Law Enforcement Regulation. Also, the "rules for the terms, forms and preparation methods of financial statements" are used for certain terms and forms in accordance with Article 200 of the Commercial Law Enforcement Regulation.

Notes to non-consolidated Balance Sheet

1.	Short-term receivables from affiliates	2,315,057,000 yen
	Long-term receivables from affiliates	5,476,147,000 yen
	Short-term payables to affiliates	898,408,000 yen
	Long-term payables to affiliates	300,000 yen
2.	Uncollectible amount directly deducted from long-term loans from affiliates	1,622,300,000 yen
3.	Collateralized assets	
	Buildings	357,224,000 yen
	Land	1,228,000,000 yen
4.	Guaranteed obligations	3,662,738,000 yen
5.	Number of shares issued	90,462,244 shares
6.	Differences specified by Article 92 of the Commercial Law Enforcement Regulation	14,601,609,000 yen
7.	Dividend restriction specified by Article 124, Item 3 of the Commercial Law Enforcement Regulation	
	Net assets increased after marking assets to market	946,657,000 yen

8. Revaluation of land for business use
The Company revalued land for business use on March 31, 2002, and posted revaluation differences in the shareholders' equity based on the Land Revaluation Law (law No. 34 issued on March 31, 1998, revised on March 31, 2001).
Revaluation method:
Land is revalued based on the method, in which reasonable adjustments are made

for prices calculated using the method announced by the Director-General of the National Tax Administration Agency for the calculation of land prices, and the basis of valuation made by real estate appraisers in accordance with Article 2, Item 5 of the Enforcement Regulation of the Land Revaluation Law (Government ordinance No. 119 announced on March 31, 1998). Land prices announced by the said Director-General are used as the basis for the calculation of taxable prices for land taxes as stipulated in Article 16 of the Land Tax Law in accordance with Article 2, Item 4 of the said Enforcement Regulation of the Land Revaluation Law.

Revaluation date: March 31, 2002

Difference between the market value of revalued land at the end of the fiscal year and the book value of land after the revaluation: (425,954,000) yen

Notes to Non-Consolidated Statement of Income

1.	Transactions with affiliates	
	Sales	2,941,334,000 yen
	Purchases and services received	12,476,165,000 yen
	Transactions other than business transactions	732,163,000 yen
2.	Net loss per share	225.56 yen
	* Basis for calculation of net loss per share	
	Net loss on the income statement	20,385,898,000 yen
	Amount not available for common shareholders	-
	Net loss for common shareholders	20,385,898,000 yen
	Average outstanding shares of common stock during the year	90,379,754 shares

Retirement Benefits

1. Outline of the retirement benefit program adopted
   The Company adopts the Employees' Pension Fund system and the qualified retirement pension program as defined benefit programs.
2. Matters related to retirement benefit obligations

(1)	Retirement benefit obligations	1,532,314,000 yen
(2)	Pension assets	(471,886,000) yen
(3)	Unfunded retirement benefit obligations (1)+(2)	1,060,428,000 yen
(4)	Unrecognized actuarial differences	(259,040,000) yen
(5)	Allowance for retirement benefits (3)+(4)	801,388,000 yen

3. Matters related to retirement benefit costs

(1)	Service costs	1,06,160,000 yen
(2)	Interest expenses	33,627,000 yen
(3)	Expected investment income	(14,253,000) yen

(4) Actuarial differences recorded as costs	21,860,000 yen
(5) Retirement benefit cots (1)+(2)+(3)+(4)	147,394,000 yen
(6) Additional retirement allowances to employees	320,070,000 yen
Total	467,464,000 yen

4. Matters related to the basis of calculating retirement benefit obligations, etc.

(1) Periodic allocation of estimated retirement benefits: Fixed periodic amount

(2) Discount rate 2.0%

(3) Expected investment return 4.32%

(4) Years for the amortization of actuarial differences: 10 years

(Actuarial differences are expensed from the next year based on the straight-line method using certain years within employees' average remaining service years at the time of accrual.)

5. Employees' Pension Fund

The Company is a participant in the East Japan Plastic Industry Pension Fund. This Fund is subject to a special treatment under Paragraph 33 of the Practice Guidelines for the Accounting for Retirement Benefits. Of the total pension assets in this Fund as of March 31, 2005, the Company's pension assets based on contribution ratios amounted to 2,725,363,000 yen.

Tax Effect Accounting

1. Breakdown of deferred tax assets and liabilities by major cause

(1) Current assets and liabilities

	(Unit: Thousands of yen)
Deferred tax assets	
Accrued business taxes	20,356
Accrued business place taxes	6,090
Allowance for bonuses	137,056
Loss on valuation of inventories	1,726,374
Supplies	72,492
Accrued insurance premiums	15,939
Additional retirement benefits to employees	129,948
Loss on disposal of fixed assets	194,909
Research and development costs	184,380
Loss on outlet closure	41,457
Sub-total	2,529,006
Valuation allowance	(2,529,006)
Total deferred tax assets	-

(2) Fixed assets and long-term liabilities

Deferred tax liabilities	
Loss on valuation of investments in securities	127,332

Loss on valuation of shares of affiliates	2,744,420
Allowance for doubtful receivables	1,337,436
Allowance for retirement benefits	325,363
Depreciation expense in excess of the amount deductible	150,972
Lump-sum depreciation assets	74,639
Bad debts	634,984
Allowance for investment losses	1,462,907
Amortization of software	154,965
Loss carryforwards	4,181,993
Others	4,872
Sub-total	11,199,889
Valuation allowance	(11,199,889)
Total deferred tax assets	-
Deferred tax liabilities	
Adjustments for valuation of other securities	(570,882)
Total deferred tax liabilities	(570,882)
Net deferred tax liabilities	(570,882)
Deferred tax liabilities related to the revaluation of land	335,376

(2) Breakdown of the difference between the statutory effective tax rate and the income tax rate after application of deferred tax accounting, by major item

	(Unit: %)
Effective tax rate	40.6
(Adjustment)	
Items such as entertainment expenses, which are not permanently deductible	-0.3
Items such as dividend income, which are not permanently included in income	0.7
Per capita levy of inhabitant taxes	-0.1
Valuation allowance	-60.4
Others	1.6
Income tax rate after the application of tax effect accounting	-17.9

Non-consolidated Balance Sheet of TOMY Company, Ltd.

Non-consolidated balance sheet

(As of March 31, 2005)

(Unit: Millions of yen)

Assets		Liabilities	
Account titles	Amount	Account titles	Amount
Current assets	30,2	Current liabilities	11,63
Cash and cash equivalents	14,9	Trade notes payable	5
Trade notes receivable	1	Accounts payable	2,02
Accounts receivable	6,8	Short-term loans	3,26
Securities	5	Current portion of corporate bonds	60
Merchandise	1,4	Other payable	2,33
Supplies	3	Accrued income taxes	1,43
Advance payment	4	Accrued expenses	1,10
Prepaid expenses	2	Forward exchange contracts	31
Short-term loans	5,7	Allowance for returned goods	14
Other receivables	5	Allowance for voluntary collection of products	24
Deferred tax assets	8	Others	10
Loss on deferred hedges	2	Long-term liabilities	12,51
Others	3	Corporate bonds	2,00
Allowance for doubtful receivables	(2,6	Bonds with subscription rights	7,00
Fixed assets	11,5	Long-term debt	1,10
Tangible fixed assets	5,0	Deferred tax liabilities related to revaluation	1
Buildings	1,1	Guaranty money received	1,09
Other structures		Allowance for retirement benefits	96
Machinery		Allowance for retirement benefits to directors and corporate auditors	32
Vehicles and delivery equipment		Total liabilities	24,14
Tools, furniture and fixtures	7	Shareholders' equity	
Land	3,0	Common stock	2,98
Construction in progress		Capital surplus	2,93
Intangible fixed assets	3	Capital reserves	2,93
Leasehold interest		Retained earnings	12,29
Trademarks rights		Legal reserve	74
Software	2	Voluntary reserve	9,88
Others		Reserve for reduction of fixed assets	28
Investment and other assets	6,2	Reserve for reduction of government subsidies	
Investments in securities	9	Special reserve	9,60
Shares of subsidiaries	3,4	Unappropriated retained earnings	1,66
Capital stock of affiliates		Gain on valuation of land	2
Long-term loans	1,3	Gain on valuation of other securities	13
Long-term prepaid expenses		Treasury stock	(73
Deferred tax assets	2	Total shareholders' equity	17,64
Others	2	Total liabilities and shareholders' equity	41,78
Allowance for doubtful receivables	(		
Deferred assets			
Bond issue costs			
Total assets	41,7		

Note: Figures below ¥1 million have been discarded.

Non-consolidated Statement of Income of TOMY Company, Ltd.

Statement of income

(For the year ended March 31, 2005)

(Unit: Millions of yen)

Account titles	Amount	
Ordinary profit or loss		
Operating profit or loss		
Operating income		46,305
Net sales	46,305	
Operating expenses		42,388
Cost of sales	29,484	
Selling, general and administrative expenses	12,903	
Operating income		3,917
Non-operating profit or loss		
Non-operating income		976
Interest and dividend income	388	
Rent income	365	
Other non-operating income	221	
Non-operating expenses		484
Interest expense	121	
Sales discount	133	
Amortization of bond issue costs	25	
Other non-operating expenses	203	
Ordinary income		4,409
Extraordinary profit or loss		
Extraordinary income		6
Other extraordinary income	6	
Extraordinary losses		1,501
Charges for allowance for doubtful receivables	1,156	
Costs for voluntary collection of products	200	
Other extraordinary losses	144	
Income before income taxes		2,913
Income taxes		1,447
Adjustment for income taxes		59
Net income		1,407
Retained earnings brought forward		356
Interim dividends		102
Unappropriated retained earnings		1,661

Note: Figures below ¥1 million have been discarded.

Notes

1. Significant Accounting Policies

(1) Valuation standards and methods for securities

Securities held to maturity: Amortized cost method

Shares of subsidiaries and affiliates: Stated at cost based on the moving average method.

Other securities

Marketable securities: Stated at fair value based on the market price at the end of the fiscal year (valuation differences are entirely included in the shareholders' equity).

Non-marketable securities: Stated at cost based on the moving average method.

(2) Derivatives: Stated at market value.

(3) Valuation standards and methods for inventories: Stated at cost based on the periodic average method.

(4) Depreciation and amortization of fixed assets

Tangible fixed assets: Declining balance method

However, buildings (excluding building improvements) acquired on or after April 1, 1998 are depreciated based on the straight-line method.

Major useful lives are as follows.

Buildings: 3-65 years

Tools, furniture and fixtures: 2-20 years

Intangible fixed assets

Software for internal use: Straight-line method based on the internally usable life (5 years)

Other intangible fixed assets: Straight-line method.

Long-term prepaid expenses: Amortized in equal increments (amortization periods are as specified by the Income Tax Law.)

(5) Deferred assets

Bond issue costs: Bond issue costs are amortized in equal increments over 3 years in accordance with the Commercial Law Enforcement Regulation.

(6) Basis for posting allowances

Account title	Reason for posting allowances	Calculation basis
(i) Allowance for doubtful receivables	To prepare for losses incurred through non-performing monetary claims as of the end of the fiscal year	The amount of potential loss is calculated based on historical loss ratios in the case of general receivables, and individual collectibility in the case of specific receivables such as claims towards potentially bankrupt companies.

(ii) Allowance for retirement benefits	To prepare for the payment of retirement benefits to employees	To prepare for the payment of retirement benefits to employees, an estimated accrual amount at the end of the fiscal year is set aside based on estimated amounts of retirement benefit obligations and pension assets at the end of the business year. The actuarial difference (222 million yen) is apportioned and expensed over 5 years. This difference is expensed from the following year based on the straight-line method using a certain period (10 years) within the employees' average remaining service period at the time of accrual.
(iii) Allowance for retirement benefits to directors and corporate auditors	To prepare for the payment of retirement benefits to directors and corporate auditors	An amount required to pay at the end of the fiscal year is posted based on the internal rules. This allowance is the one in accordance with Article 43 of Commercial Law Enforcement Regulation.
(iv) Allowance for returned goods	To prepare for losses on returned goods	To prepare for losses on goods returned after the end of the fiscal year, an estimated amount for the business year is posted based on returned goods in the past. This allowance is the one in accordance with Article 43 of Commercial Law Enforcement Regulation.
(v) Allowance for voluntary collection of products	To prepare for losses on voluntary collection of products	As for costs for voluntary collection of products, estimated losses that are considered reasonable in the current business year are posted. This allowance is the one in accordance with Article 43 of Commercial Law Enforcement Regulation. (Additional information) Needles were found in some stuffed Pocket Monster dolls, the Company's product, in the current year, and the Company recalled and inspected all Pocket Monster dolls based on a resolution of the board of directors' meeting held in August 2004. In order to properly account for the relevant effects, recall costs were estimated and the allowance for the voluntary recall of products was posted.

(7) Accounting for lease transactions

Finance lease transactions other than those in which property rights of lease assets are considered to transfer to the lessee are treated as ordinary rental transactions.

(8) Hedge accounting

(i) Hedge accounting method

Deferred hedge accounting is adopted. Interest rate swaps are accounted for based on the special method because the requirement for such method is satisfied.

(ii) Hedging vehicles and items

Hedging vehicles: Forward exchange contracts, interest rate swaps, currency options, currency swaps

Hedging items: Receivables and payables in foreign currencies, borrowings with variable interest rates

(iii) Hedging policies

The Company conducts hedge transactions within the ranges of relevant obligations in order to reduce exchange risks arising from changes in exchange rates and risks of changes in interest rates.

(iv) Evaluation method for the effectiveness of hedges

The Company verifies the effectiveness of hedging vehicles and items.

When important conditions for hedging items such as principals, interest and periods are the same, the effectiveness of hedges is extremely high. Accordingly, the Company omits the evaluation of the effectiveness of hedges.

(9) Other important matters for the preparation of financial statements

Accounting for consumption taxes

Financial statements are prepared, exclusive of consumption taxes.

(Additional information)

The "law for the revision of local tax laws" (2003 law No. 9) was issued on March 31, 2003, and the assessment by estimation on the basis of the size of business became effective from the fiscal year starting on or after April 1, 2004. As a result, the Company posted selling, general and administrative expenses for corporate business taxes based on added value and capital from the current year in accordance with the "practical treatment concerning the income statement disclosure for assessment of corporate business taxes by estimation on the basis of the size of business" (February 13, 2004, Practice report No. 12 of the Corporate Accounting Standards Committee). As a result, selling, general and administrative expenses increased 44 million yen, and operating income, ordinary income and income before income taxes decreased 44 million yen, respectively.

2. Notes to non-consolidated balance sheet

(1) Receivables from, and payables to, subsidiaries

Short-term receivables	10,642 million yen
Long-term receivables	1,325 million yen
Short-term payables	1,902 million yen

Long-term payables 2 million yen

(2) Accumulated depreciation of tangible fixed assets 13,951 million yen

(3) Important lease assets

In addition to fixed assets on the balance sheet, the Company molding dies, computers and sets of peripheral equipment as important fixed assets that are in use under lease contracts.

(4) Collateralized assets

Buildings	231 million yen
Land	929 million yen

(5) Guaranteed obligations 1,617 million yen

(6) Increase in net assets in accordance with Article 124, Item 3 of the Commercial Law Enforcement Regulation 134 million yen

(7) Number of shares issued: Common stock 20,419,299 shares

(8) Treasury shares held by Takara Co., Ltd.: Common stock 411,353 shares

(9) The Company revalued land for business use, and posted deferred tax liabilities for the revaluation as part of liabilities and revaluation differences in the shareholders' equity based on the Land Revaluation Law (law No. 34 issued on March 31, 1998).

Revaluation date: March 31, 2002

Revaluation method in accordance with Article 3, Paragraph 3 of the aforementioned law:

Reasonable adjustments are made when the prices of land specified by Article 2, Item 4 of the "Enforcement Regulation for the Land Revaluation Law" (government ordinance No. 119 issued on March 31, 1998) are calculated based on assessed values for property taxes as specified by Article 2, Item 3, irrespective the availability of valuation by road rating.

Difference between the total market value of revalued land at the end of the fiscal year under Article 10 of the aforementioned law and the book value of land after revaluation (530) million yen

(10) The balance and exercise price of stock subscription rights of bonds with subscription rights (as of the balance sheet date) based on the former Commercial Law are as follows.

Resolution of the board of directors' meeting held on August 28, 2001

Balance of the 2nd unsecured bonds with subscription rights	6 million yen
Type of shares issued	Common stock
Exercise price	2,660 yen
Total number of shares issued	205,000 shares

(11) Stock subscription rights under Article 280-19 of the former Commercial Law

Date of the resolution at the shareholders' meeting:	June 29, 2000
Type of shares issued	Common stock
Exercise price	3,621 yen
Total number of shares issued	331,000 shares
Date of the resolution at the shareholders' meeting	June 28, 2001

Type of shares issued	Common stock
Exercise price	2,661 yen
Total number of shares issued	444,200 shares

3. Notes to Non-Consolidated Statement of Income

(1) Transactions with subsidiaries

Sales	17,257 million yen
Purchases	6,646 million yen
Selling, general and administrative expenses	2,225 million yen
Transactions other than business transactions	420 million yen
(2) Net income per share	65.16 yen

4. Tax Effect Accounting

Breakdown of deferred tax assets and liabilities by major cause

Deferred tax assets	
Loss on valuation of inventories	77 million yen
Loss on valuation of shares of subsidiaries	493 million yen
Loss on valuation of investments in securities	240 million yen
Accrued bonuses	271 million yen
Allowance for retirement benefits	369 million yen
Allowance for retirement benefits to directors and corporate auditors	129 million yen
Allowance for doubtful receivables	1,067 million yen
Allowance for voluntary collection of products	100 million yen
Others	426 million yen
Sub-total	3,176 million yen
Valuation allowance	(1,808) million yen
Total deferred tax assets	1,368 million yen
Deferred tax liabilities	
Reserve for reduction of fixed assets	(191) million yen
Deferred tax liabilities related to revaluation	(17) million yen
Adjustments for valuation of stocks, etc.	(91) million yen
Total deferred tax liabilities	(300) million yen
Net deferred tax assets	1,067 million yen

Breakdown of the difference between the statutory effective tax rate and the income tax rate after application of deferred tax accounting, by major item

Statutory effective tax rate	40.5%
(Adjustment)	
Items such as entertainment expenses, which are not permanently deductible	1.1%
Items such as dividend income, which are not permanently included in income	(2.2%)
Tax credits	(5.1%)
Changes in valuation allowances	16.9%

Others	0.5%
Income tax rate after the application of tax effect accounting	51.7%

5. Retirement benefits

(1) Outline of the retirement benefit program adopted

The Company adopts the Employees' Pension Fund system, qualified retirement pension program, and lump-sum retirement allowance program as defined benefit programs.

(2) Matters related to retirement benefit obligations

Retirement benefit obligations	(1,293) million yen
Pension assets	151 million yen
Unfunded retirement benefit obligations	(1,141) million yen
Unrecognized actuarial differences	172 million yen
Allowance for retirement benefits	(969) million yen

The Company adopts the multi-employer employees' pension fund system, and cannot reasonably calculate the amount of pension assets corresponding to its contributions. Accordingly, this system is not included in the above outline.

Also, the balance of pension assets as of March 31, 2005 based on the proportion of the total salary amount in the system is as follows.

Balance of pension assets	2,056 million yen

(3) Amount of retirement benefit costs

Service costs	84 million yen
Interest expenses	24 million yen
Expected investment income (negative amount)	4 million yen
Differences posted as expenses due to the change of accounting standards	28 million yen
Actuarial differences posted as costs	21 million yen

The amount of contributions to the Employees' Pension Fund amounted to 74 million yen.

(4) Matters related to the basis of calculating retirement benefit obligations, etc.

Periodic allocation of estimated retirement benefits:	Fixed periodic amount
Discount rate	2.0%
Expected investment return	2.5%
Years for the amortization of actuarial differences	5 years
Years for the amortization of differences due to the change of accounting standards	5 years

Agenda Item 2. Issuance of new shares by allotment to third parties

1. Description of new shares issued

(1) Number of new shares issued:	62,242,000 shares of common stock
(2) Issue price:	156 yen per share
(3) Total amount of issue:	9,709,752,000 yen
(4) Portion of the issue price, which is not capitalized:	78 yen per share
(5) Offering date:	September 28, 2005 (planned)
(6) Due date of payment:	September 28, 2005 (planned)
(7) Origination date for dividends:	April 1, 2005
(8) Allotment method:	Shares shall be allotted to third parties as follows.
	Index Corporation: 39,827,000 shares
	T2 Fund, Ltd.: 22,415,000 shares

2. Reason why new shares are issued for the price that is particularly preferable

Aiming to become a *lifestyle/entertainment* corporation with toys as the core products, the Company rapidly pursued the creation of content and the expansion of sales channels. As a result, the Company was able to develop new types of products and create markets. But such efforts also resulted in increases in a considerable burden of inventory control as well as selling, general and administrative expenses, with the breakeven point rising in its earnings structure. The Company had a loss of 20 billion yen in 2005 because it posted allowances for losses on disposal of excess inventories and investment and losses from non-performing debts as a result of the reduction of unprofitable businesses and subsidiaries, although it started to transform its business strategies. Also, the non-consolidated amount of net assets is approximately 9.4 billion yen lower than the capitalization on the non-consolidated basis, and recovery of the Company's extremely deteriorated financial structure has become an urgent corporate management issue.

The Company will significantly strengthen its financial base by increasing its capital by allotment of common stocks to third parties with the total issue price of 9,709 million yen, and promote the revamping of unprofitable businesses and business structures focusing on growth areas.

The issue price shall be 156 yen per share, which has been determined by negotiations and discussions between the Company and two allottees based on the Company's asset conditions (consolidated net assets of 100.33 yen per share as of March 31, 2005).

This agenda has been drafted on the premise that initial agenda 1 is approved.

We would appreciate each shareholder's approval of this agenda.